Mail Stop 3561

March 15, 2010

Jonathan Lamb
General Counsel and Company Secretary
Cascal N.V.
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom

        Re: Cascal N.V.
                Form 20-F for the Fiscal Year Ended March 31, 2009
                Filed July 1, 2009
                File No. 001-33921

Dear Mr. Lamb:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   With a view toward disclosure in a future Form 6-K or Form 20-F, please tell us whether any of your water or wastewater facilities in Chile sustained material damage in the recent earthquake. If so, please also tell us whether you expect the

damage will have a material adverse effect on your results of operations or financial condition.

Form 20-F for the Fiscal Year Ended March 31, 2009

Item 4. Information on the Company, page 23

D. Property, plants and equipment, page 41

2.   Please revise to indicate under this heading whether you own or lease the assets described under this heading. Refer to Item 4.D. of Form 20-F.

South Africa (Siza Water/water and wastewater), page 42

3.   Please revise to describe the water facilities for Siza Water in South Africa.

4.   We note your disclosure in the last paragraph of Item 4 on page 43. If you have any material plans to construct, expand or improve facilities that are not disclosed under this heading, please revise your disclosure to describe the nature of and reason for the plan or plans, an estimate of the amount of expenditures including the amount of expenditures already paid, a description of the method of financing the activity or activities, the estimated dates of start and completion of the activity or activities, and the increase of production capacity anticipated after completion.

Item 15. Controls and Procedures, page 113

Management's Annual Report on Internal Control over Financial Reporting, page 114

5.   Please revise to provide management's conclusion regarding the effectiveness of your internal control over financial reporting as of the end of the period covered by the report. Refer to Item 15(b)(3) of Form 20-F.

Changes in Internal Control over Financial Reporting, page 114

6.   We note that management has worked on a number of projects whose objectives were to make improvements to internal control over financial reporting and that a significant number of these improvement projects involved the design of key controls. Please expand your disclosure to discuss the specific improvements and changes to internal controls over financial reporting that were implemented during the year. Please also highlight any changes that were made to remediate material weaknesses.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director